Invest in Hempzene

We market CBD directly to consumer via entertaining/informative long-form media

Retail Healthcare Advertising Product Media

(𝕏) (f) (◎) **HEMPZENE.COM** BEVERLY MASSACHUSETTS



 *Hempzene grew organically through our executive team's decades of direct response experience in the marketing of a variety of products in the health and wellness areas that help people on a personal level. As we are constantly searching for innovative and beneficial products to bring to market, the CBD market was the logical next step.*

Michael Sciucco Founder and CEO @ Hempzene

 **ABOUT** UPDATES⁰ REVIEWS²⁰ ASK A QUESTION⁰

Why you may want to invest in us...

1. Over 3X growth for total revenue since December, 2019.

2. First advertisement has been successfully tested and is generating sales and reoccurring revenue.

3. 3,062 long-form advertisement airings for over 1,500 hours of airtime through 9/30/20.

4. We don't compete for premium retail shelf space or attention on online market places.

5. Almost 2,700 customers acquired through 9/30/20.

6. Recurring revenues through proven, profitable subscription model with attractive margins.

7. Our team has decades of experience creating/managing, health/wellness direct marketing campaigns.

8. The projected collective market for CBD sales in the U.S. will surpass $20 billion by 2024.

Why investors ❤ us

WE'VE RAISED $162,300 SINCE OUR FOUNDING

 *I personally know the Founder of Hempzene, Mike Alden. We have been friends and business colleagues for many years. I can say this without hesitation, he is one of the smartest business people I know, he has great character, and in my book is a true rock star. When Mike shared the opportunity to invest in Hempzene with me, I could quickly see it was a no-brainer! It's a great product, great company, and, it's run by a great leader. To top that off, it's perfect timing to be in the "hemp" business.*

Michael Altshuler Lead Investor

LEAD INVESTOR | INVESTING $1,000 THIS ROUND

 *I have the good fortune of personally knowing some of the country's top business owners and entrepreneurs. Many of whom I've had on my nationally-recognized podcast show: The Results Podcast. Mike Alden was one of my guests. Without question, I consider him one of the best business minds I know. Add to that his integrity, drive and determination and that would make Mike and whatever he does, a great and safe investment. I'm investing myself.*

Michael Altshuler

 *Very innovative and hard working guy!*

Archie St Hilaire



SEE MORE

Our team
AND OUR MAJOR ACCOMPLISHMENTS



Michael Sciucco
Founder and CEO
Boston Business Journal"40 Under 40." 2016 SmartCEOs Future 50 Awards. 3 time Wall Street Journal/USA Today best-selling author. Juris Doctorate from Suffolk University. BS degree in Political Science from Springfield College.
(in) (⌄)



Jeff Jackson
Operations Manager / Finance Manager
Over 15 years of accounting and operational experience in the direct response industry. Worked on marketing campaigns which have cumulatively generated half a billion dollars of revenue. BS in Accounting from Roosevelt University.
(in)



Christopher J. Meusel
Information Technology Manager
Over 15 years of IT experience in the direct response industry. Fluent in most programming languages and databases. Master's in Computer Science from Boston University. B.S. degree from Framingham State University. Active member of MENSA.



Jason Bernabei
Business Development Manager
20 years of experience in the health and wellness direct response industry. Integral in launching 15 national long form advertising campaigns for health related products. Finance degree from the University of Massachusetts in 1998.



Garrett Miller
Business and Legal Affairs Manager
13 years of legal experience in the direct response industry advising management in areas of law including intellectual property, regulatory and business practices compliance. B.S. degree, Syracuse University. J.D., Case Western Reserve University.



Shauna Favalora
Office Manager & Executive Assistant to Founder
Two decades of experience in an Assistant/Office Manager role in the direct response industry managing general day to day operations. Graduate of Marian Court Junior College as Valedictorian with a 4.0 GPA.



Korie Prince
Operations Lead
Over 10 years of multiple and progressively complex responsibilities in direct response marketing including customer service management and maintenance and implementations of company accounting records.



Cathy Ratcliffe

Downloads
🗎 HEMPZENE PITCH DECK WEFUNDER.pdf

The Hempzene™ Story

The Path To Providing High Quality Full Spectrum CBD Through Direct Marketing
Hempzene™ sprouted organically through our executive team's decades of direct response experience in the marketing and fulfillment of a variety of products in the health and wellness areas that help people on a personal level.





The Ability to Stand Out

In order to be heard in a crowded room, you need to stand out by raising your voice. We have crafted a formula that gives us the ability to do just that in the explosive CBD market. Our team has perfected the art of telling a better story through its years of experience in the health and wellness industry which it has now applied to a proven long form advertisement which is already generating sales and reoccurring revenue.

Potential Market Growth

As a team, we are constantly searching for innovative and beneficial products to bring to market and the CBD market was the logical next step. CBD has become increasingly accepted and integrated into mainstream society and the projected collective market for CBD sales in the U.S. will surpass $20 billion by 2024.



What Sets Our Marketing Apart

As we mentioned before, in order to be heard in a crowded room, you need to stand out by raising your voice. One way we do this is by producing **informative** and **entertaining** long-form advertisements which capture the audience's attention from the moment they tune in. A long form television advertisement lasts significantly longer than a regular commercial (nearly a ½ hour (28:30)) allowing it to act as a stand-alone program.



The Customer Market Barrier Solution

Long form advertisements are the perfect mechanism for overcoming the main challenges marketers face in the CBD market; consumer **lack of knowledge** and consumer **skepticism**. This lack of understanding regarding cannabis-derived products, what is legal and what isn't, what is recreational, what is medicinal and where exactly CBD fits in can be daunting and confusing. Additionally, as with any emerging product category, high consumer demand produces bad actors. **Misinformation** and outright deceptiveness as to ingredient strength and purity coupled with outlandish and over-the-top "cure all" claims are leaving many would be customers skeptical.




FAKE NEWS
CBD
THE LONG FORM SOLUTION

Long form advertisements overcome these challenges by **presenting more details** about a brand and CBD in general and allowing **more time to present a persuasive call to action**. Ultimately, this drives more qualified leads resulting in higher customer conversion rates and a lower overall cost per acquisition. Our long form ads run nationally across numerous networks.


Hempzene Wefunder Clip
from NSD
HEMPZENE
02:42
vimeo



Less expensive long form media rates allow us to stretch a dollar further while still capturing a larger market share of new customers. Current industry leaders pay a premium price for shorter, less informative and less educational ads. To our knowledge, **no one else is utilizing long form advertising in the CBD marke**t like we've been able to do with other health and wellness products for almost two decades.


Projected Revenue
VS.
Media Spend
$60,000,000
$40,000,000
$20,000,000
$0
2019
2020
2021
2022
2023
Total Gross
Media Spend
*These projections are not guaranteed and are built based on assumptions

What Sets Our Products Apart

While CBD is one of the fastest growing health and wellness products on the market, we were not interested in "jumping on the bandwagon." We could have easily rushed to market and come out of the gate with an inferior product. However, we took our time to focus on bringing superior CBD products to market which will provide the ultimate overall benefits to the **mind**, **body** and **spirit** and meet our high standards for quality and effectiveness.


MIND
BODY
SPIRIT



Hempzene™ Herbal Formula

Hempzene's high potency CBD Herbal Formula is one of the few **USDA certified organic** CBD oils on the market and is the only CBD product to combining full spectrum CBD with many **Endocannabinoid boosting** plants such as Black Pepper, Echinacea, Cacao, Turmeric, Helichrysum, nutmeg and Cinnamon. This powerful and synergistic blend of multiple phyto-cannabinoids nourishes the whole Endocannabinoid system.



Hempzene™ Pain Relief Cream

Hempzene's Relief Cream combines full spectrum CBD extracted from high-grade hemp ensuring with additional natural substances and nutrients, such as aloe vera, cocoa butter, chamomile and other key ingredients to provide cool, refreshing and invigorating relief.



Where We're At and Where We're Going

The great news is we've been out of the development phase for quite some time. Our quality products are already developed and we have a completed and proven long-form advertisement out-of-the-box and generating sales and recurring revenue. Capital will be used right away to generate immediate revenue through the purchase of media.

COMPLETED MILESTONES
- ☑ Development of initial products
- ☑ Test Effectiveness of initial Long-Form Ad
- ☑ Initial inventory run of initial products
- ☑ Begin live sales online
- ☑ Begin media rollout

USE OF FUNDS
FIRST $107K

- 7.5% Fees
- 12.5% Inventory
- 80% Customer Acquisition (Television Advertising Spend)

ANTICIPATED MILESTONES*

Q4 2020
- Cash Flow Positive
- Revenue Exceeds $1 Million
- Expand Product Line
- Produce/Test Long Form Radio Advertisement

Q1 2021
- Test Targeted Direct Mail Marketing
- Produce/Test Short Form TV/Radio Advertisements

Q3 2021
- 25,000 New Potential Buyers Per Month
- Expand Marketing Channels Into Podcast Advertising

Q4 2021
- Expand Distribution Channels Into Retail as Brand Awareness Solidifies

Q3 2022
- 100,000 New Potential Buyers Per Month

MIND BODY SPIRIT

*These are forward looking projections and are not guaranteed.

Proven Leadership

Our team is led by company founder Michael Alden. His proven track record is evidenced

Our team is led by company founder Michael Alden. His proven track record is evidenced by his being named by the Boston Business Journal as one of Boston's "40 Under 40" and being awarded the 2016 SmartCEOs Future 50 Awards based on his accomplishment of growing a small call center into a comprehensive multi-million dollar marketing management company ranked by Inc. Magazine for three years in a row as one of the nation's 5000 fastest-growing private companies.



PROVEN LEADERSHIP

Michael Alden

Investor Q&A

— COLLAPSE ALL

What does your company do? ⌄

We market high-quality health and wellness CBD products directly to the consumer predominantly via informative long-form television media and online content. Many times companies with great products and packaging overlook the most important factor in generating sales and revenue. We have not only perfected the art of telling a better story, we have a proven long form advertisement that is already generating sales and reoccurring revenue.

Where will your company be in 5 years? ⌄

We hope that the brand Hempzene will become synonymous with excellence and superiority in order to become a leader in the CBD market by providing high quality educational content / products that breed trust and confidence. Milestones we hope to achieve: -Q4 2020, revenues over $1M/test long form radio ads. -Q1 2021, test direct mail - Q4 2021, expand into retail. -Q3 2022, cust. acquisition rate of 100,000 new buyers/month. These are forward looking projections that are not guaranteed.

Why did you choose this idea? ⌄

Hempzene grew organically through our executive team's decades of direct response experience in the marketing of a variety of products in the health and wellness areas that help people on a personal level. As we are constantly searching for innovative and beneficial products to bring to market, the CBD market was the logical next step.

Why is this a good idea, right now? What changed in the world? Why wasn't this done a few years ago? ⌄

When the 2018 Farm Bill removed hemp-produced CBD from the controlled substances list, a whole generation of companies saw the opportunity to release CBD products nationwide. In order to be heard in a crowded room, you need to stand out by raising your voice. Competition for premium retail shelf space in the health and wellness industry is fierce. Conversely, gaining the consumer's attention while listed on an online market place can be just as difficult. For almost two decades, our highly experienced direct response executive team has successfully skipped both lines by introducing products directly to the consumer. Over that time, we have crafted a formula that we know will stand out amongst a slew of CBD products.

How far along are you? What's your biggest obstacle? ⌄

We are not looking to use capital on a year's worth of development. Our products are developed. Our manufactures are chosen. Our call centers are in place. We have a completed and proven long-form advertisement out-of-the-box and generating sales and recurring revenue. Capital will be used right away to generate immediate revenue through the purchase of media. In just five months, the Hempzene campaign showed total revenues $247,111. This is indicative of the types of explosive numbers we could do with a well-funded media budget. Our most immediate obstacle is lack of capital required to effectively get the word out to potential customers about the quality CBD products we have to offer.

Who competes with you? What do you understand that they don't? ⌄

Two CBD marketers currently utilizing direct response channels are Ignite and Hempvana (which already concentrate efforts on direct response television). However, the latter's products are Hemp seed oil only which contain no CBD and they possess very limited experience marketing health and wellness products. Very few companies are marketing CBD through long-form advertisements. We perfected the art of telling a story through educational and entertaining long-form, direct response content. Our content appeals to a wide range beyond those who have typically expressed interest in the dietary supplement and health and wellness space and will expand to all that have expressed interest in CBD.

How will you make money? ˅

We introduce the public to our products largely via long-form advertisements. As long form media rates are traditionally less expensive, we capture a larger market share of new customers while spending significantly less media dollars in comparison to air time. This allows us to grow at a fast pace by capitalizing on the more economical media rates long-form media offers rather than the premium advertising rates which current industry leaders pay for shorter, less informative ads. Our experience in health-based marketing campaigns demonstrate the ability to get customers both to spend roughly $150 on their first-order with the majority of customers enrolling in a subscription-based replenishment program providing us with residual income.

What are the biggest risks? If you fail, what would be the reason? What has to go right for you to succeed? ˅

The health and wellness industry, including the CBD market, is subject to regulation by numerous national and state agencies including but not limited to the FDA and the FTC. Federal, state and local municipalities may adopt laws which may be counter to the success of CBD products.

The experience and relationships we have developed over the years extend from the executive team currently in place. If we are unable to retain key employees, or are unable to economically replace them, our business model could be negatively impacted.

We rely on technological systems to manage customer orders and provide client services. While we can migrate solutions to mitigate damages, a disruption in such systems could have a negative impact.

